March 20, 2019

Min Feng
Chairman
Ruhnn Holding Limited
4F, Building 1, Blue Collar Garment Industrial Park
7-1 North Hong Pu Road
Yu Hang District, Hangzhou 311100
People's Republic of China

       Re: Ruhnn Holding Limited
           Registration Statement on Form F-1
           Filed March 6, 2019
           File No. 333-230082

Dear Mr. Feng:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2019 letter.

Registration Statement on Form F-1 filed March 6, 2019

Capitalization, page 60

1. We note your disclosure at the bottom of page 61 that you entered into an agreement with
       ZHANG Yi to issue 44,165,899 ordinary shares to her in exchange for her 49% non-
       controlling equity interest in Hangzhou Dayi, and you believe it is highly probable that the transaction will be completed prior to this offering. We have the following comments:

           We note your disclosure that you have not reflected the impact of this transaction in the capitalization table. Please explain to us in more detail why you believe it is not
 Min Feng
FirstName LastNameMin Feng
Ruhnn Holding Limited
Comapany2019
March 20, NameRuhnn Holding Limited
March 20, 2019 Page 2
Page 2
FirstName LastName
             necessary to show the impact of this transaction in your capitalization table and in your dilution disclosures when you state that it is highly probable the transaction will be completed prior to the offering. If you are not including the impact of this transaction because the impact on your pro forma capitalization and on your dilution will be immaterial, please tell us how you concluded the impact will be immaterial.

             We note that Exhibit 10.10 to your Form F-1 indicates that Ms. Zhang, through her wholly owned company China Himalaya Investment Limited, will pay an aggregate cash purchase price of RMB490,000 for these shares. Please tell us why you have characterized this share purchase within your filing as the issuance of these shares in exchange for Ms. Zhang's 49% non-controlling equity interest in Hangzhou Dayi rather than the cash purchase of shares described in Exhibit
10.10. As part of your
             response, please tell us whether you will pay an identical cash amount as the transfer price for the 49% equity interests in Hangzhou Dayi. Also, please file the Transfer
             Agreement for your purchase of the 49% equity interests in Hangzhou Dayi as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. Refer to Item 8.a. of Form F-1 and Item 601(b)(10) of Regulation
             S-K.

             Please also tell us whether you expect any significant difference between the fair value attributed to the shares issued in this transaction and the price at which shares are sold in the offering, and if so, please tell us the reasons for any such differences.
Management
Appointment and Nomination of Directors, page 147

2. We note your disclosure regarding the broad discretion given to your Board to appoint additional directors. Elaborate upon the "applicable laws" to which you make reference here.
Audited Combined and Consolidated Financial Statements
Notes to the Combined and Consolidated Financial Statements
1. Organization and Principal Activities
History of the Group and Equity Restructuring, page F-7

3. We note your disclosure on page F-8 that upon the completion of the equity restructuring, the shareholders' rights and obligations remained the same and the Group recognized the net assets of Hanyi E-Commerce on a historical cost basis with no change in basis. The
         Group's per share information including basic and diluted loss per share has been presented retrospectively as of the beginning of the earliest period presented. However, your balance sheets and statements of shareholders' deficit show no shares outstanding as of March 31, 2017 and March 31, 2018 and the issuance of 319 million shares in 2018 at the time of the equity restructuring. Please explain to us why you believe it is appropriate
 Min Feng
FirstName LastNameMin Feng
Ruhnn Holding Limited
Comapany2019
March 20, NameRuhnn Holding Limited
March 20, 2019 Page 3
Page 3
FirstName LastName
         to present the number of ordinary shares outstanding on the face of your balance sheet based on the number of shares that were legally issued and outstanding on a given date, but you believe it is appropriate to calculate the number of ordinary shares outstanding for purposes of calculating net loss per share by treating the shares issued in the equity restructuring similarly to a stock split and retrospectively recasting prior periods. To assist us in understanding why you believe these differing methodologies are appropriate, please tell us any specific accounting literature or SEC guidance you considered.

Unaudited Condensed Combined and Consolidated Financial Statements
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
2. Summary of Principal Accounting Policies
(b) Principles of Consolidation, page F-37

4. We note your disclosure on page F-41 that relevant PRC laws and regulations restrict the
         VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the company in the form of loans and advances or cash dividends. Please quantify for us the amount of restricted net assets and tell us what consideration you gave to providing Schedule I as described in Rule 12-04 of Regulation
         S-X.
General

5. We note that you have adopted a dual-class share structure with different voting rights that will become effective upon completion of the offering. Please provide risk factor disclosure that future issuances of your Class B ordinary shares may be dilutive to your
         Class A ordinary shareholders and that your dual class structure could inhibit inclusion in certain stock market indices, and thus adversely affect share price and liquidity. Also, on page 12 you direct readers to more information under "Description of Share Capital,"
         however, it does not appear that you have discussed this provision in that section; please revise to do so.
6. It appears that your counsel has provided a "short-form" tax opinion as exhibit 8.1. Please amend your registration statement to clearly disclose under "Taxation" that the relevant disclosure is the opinion of the named counsel. Please also revise opinion itself to state, if true, that the statements made in the Prospectus constitute counsel's opinion, as opposed to
         "accurate summaries of such matters." For guidance, see Section III.B.2. of Staff Legal
         Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 Min Feng
Ruhnn Holding Limited
March 20, 2019
Page 4

time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley,
Staff Attorney, at (202) 551-2545, or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameMin Feng
                                                             Division of
Corporation Finance
Comapany NameRuhnn Holding Limited
                                                             Office of Consumer
Products
March 20, 2019 Page 4
cc:       Chris Lin
FirstName LastName